

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 22, 2011

Nathan J. Greene, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022

Re: Triangle Fund LLC
       File Number: 811-22637

Dear Mr. Greene:

        We have reviewed the registration statement on Form N-2 for the fund named above (the "Fund"), filed on November 23, 2011. The filing was made for the purpose of registering the Fund pursuant to Section 8(b) of the Investment Company Act of 1940. Shares of the Fund are not being registered under the Securities Act of 1933. Based on our review of the registration statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement. Please note, however, that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated.

PART A

Fee Table and Synopsis (Page 1)

1. The third sentence of the first footnote to the Fee Table states that "'Interest Payments on Borrowed Funds' are calculated assuming the Fund issues $50 million of Notes bearing an assumed interest rate of 1.5% per annum, and based on net assets of $125 million." Please tell us how the Fund determined that an interest rate of 1.5% is appropriate. If this rate has already been negotiated, please disclose this fact in the prospectus.

Strategies and Policies of the Fund (Page 2)

2. The first sentence of the first paragraph under "Strategies and Policies of the Fund" states that "[t]he Fund will seek to achieve its investment objective primarily through (i) investing in high grade fixed-income securities, including U.S. Treasury securities." Please disclose in this section whether the Fund will be investing in long-term or short-term securities or a mix

of each. Please also disclose in this section the expected dollar-weighted average maturity of the Fund's overall portfolio.

3. The first sentence of the third paragraph under "Strategies and Policies of the Fund" states that the Adviser "seeks to invest the Fund's assets and to utilize derivative instruments in a manner that it believes will be likely to capture returns that are potentially available from changes in the U.S. Treasury yield curve and/or other mispricings in the interest rate derivatives and U.S. Treasuries cash and derivatives markets." Please identify the types of derivatives in which the Fund expects to be invested principally and briefly describe how the Fund expects to use them. See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, United States Securities and Exchange Commission, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010, avail. http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Fundamental Investment Policies (Pages 2-6)

4. Paragraph (7) on page 3 states that "[e]xcept as permitted by exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction, the Fund may not make any investment if, as a result, the Fund's investments will be concentrated in any one industry." The 1940 Act permits concentration. State whether or not the Fund will concentrate in a particular industry. See Investment Company Act Release No. 7221 [37 FR 12790 (June 9, 1972)].

5. The first sentence of the first paragraph after paragraph (7) on page 3 states "[w]ith respect to the fundamental policy relating to borrowing money set forth in (1) above, the 1940 Act permits an investment company to borrow money in amounts of up to one-third of the investment company's total assets from banks for any purpose." This is the requirement that applies to open-end companies. See 15 U.S.C. § 80a-18(f). As the Fund is a closed-end fund, please revise to reflect the requirements for a closed-end fund. See 15 U.S.C. § 80a-18(a).

6. The second sentence of the first paragraph after paragraph (7) on page 3 states that "[t]o limit the risks attendant to borrowing, the 1940 Act requires an investment company to maintain at all times an 'asset coverage' of at least 300% of the amount of its borrowings." As the Fund is a closed-end fund, please revise to indicate that while the Fund may determine as a matter of fundamental policy that it will maintain asset coverage of 300% at all times, the 1940 Act only requires such asset coverage at the time of investment. See 15 U.S.C. § 80a-18(a)(1)(A).

Risk Factors (Pages 6-12)

7. The last sentence under "Repurchase Agreements" on page 7 states that "[r]epurchase transactions are economically similar to secured lending which will enable the Fund to earn interest on available cash." The fact that securities lending will enable the fund to earn

interest on available cash is not a risk and, therefore, does not belong in the risk section. Please delete.

8. The second sentence under "Lending Portfolio Securities" on page 7 states that when lending securities "the Fund continues to be entitled to payments in amounts equal to the interest, or other distributions payable in respect of the loaned securities, which affords the Fund an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral."   As this disclosure does not describe a risk of investing in the Fund, it does not belong in the risk section. Please delete.

9. The second and third sentences under "Limited Investment History" on page 7 state that "[a]s discussed below, the Adviser responsible for managing the Fund's investment portfolio will trade on behalf of the Fund using a portfolio of systematic trading strategies. The portfolio may have a single trading strategy." Please explain in this section why this is a risk.

10. The second sentence under "Active Trading Risk" on page 8 states that "[h]igh portfolio turnover results in higher transaction costs, which can affect the Fund's performance and have adverse tax consequences." Please briefly explain the adverse tax consequences in this section.

11. The second to last sentence of the second paragraph under "General Market Risk" on page 8 states that "[t]he Fund also may invest, from time to time, in fixed income securities paying no interest, such as zero coupon and principal-only securities." Please disclose the following risks created by investing in original issue discount ("OID") instruments.

    a) The higher interest rates of OID instruments reflect the payment deferral and credit risk associated with them. Investors in the Fund share the risks and rewards of OID and market discount. These risks, however, are not shared by the adviser, who collects higher incentive fees and, in the case of payment-in-kind loans, higher asset-based fees with no deferral of cash payments and no repayment obligation to the Fund should any of these loans prove ultimately uncollectible.

    b) OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

    c) OID instruments generally represent a significantly higher credit risk than coupon loans.

    d) OID income received by the Fund may create uncertainty about the source of the Fund's cash distributions. For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

e) If the Fund intends to invest in payment-in-kind debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

f) OID and market discount instruments create the risk of non-refundable cash payments to the adviser based on non-cash accruals that ultimately may not be realized.

Federal Income Taxes (Page 15)

12. Please disclose in this section whether shareholders will be subject to the alternative minimum tax. See Instr. 2 to Item 10.4. of Form N-2.

PART B

Cover Page

13. On the cover page, please explain how a copy of Part A may be obtained. Also disclose the date of Part A. See Item 14.1.b.(3) and d. of Form N-2.

Management (Part B Page 30)

14. In the last column of the table regarding the experience of the directors, please add "During the Past Five Years" after "Other Trusteeships/Directorships Held by Director Outside Fund Complex." Please revise the disclosure in the column to reflect the new title.

15. The disclosure in the last column of the table for a number of persons states "Director of various Barclays entities." See, e.g., disclosure for Daniel Simon. Please list all of the entities for which the relevant director or officer has acted as a director during the last five years; provided, however, that in accordance with Instruction 4 to Item 18.2.1. of Form N-2 "[w]here the other directorships include directorships overseeing two or more portfolios in the same fund complex, identify the fund complex and provide the number of portfolios overseen as a director in the fund complex rather than listing each portfolio separately."

16. In the first table on page 33, please revise "N/A" to read "None" or explain why N/A is appropriate disclosure in the table.

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Any questions you may have regarding the above-referenced filings or this letter may be directed to the undersigned at (202) 551-6773.

Sincerely yours,

Kieran G. Brown
Senior Counsel